UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐  Form 10-K   ☐  Form 20-F   ☐  Form 11-K   ☒  Form 10-Q   ☐  Form 10-D   ☐  Form N-SAR   ☐  Form N-CSR

For Period Ended: March 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

United Realty Trust Incorporated
Full Name of Registrant

N/A
Former Name if Applicable

60 Broad Street 34th floor
Address of Principal Executive Office (Street and Number)

New York, New York 10004
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

United Realty Trust Incorporated (the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission (the “SEC”) to postpone the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 (the “Form 10-Q”), beyond May 15, 2015, the prescribed due date for such filing. The Company has encountered a delay in obtaining and compiling information required to be included in the Form 10-Q. As a result of this delay, the Company cannot, without unreasonable effort or expense, file its Form 10-Q on or prior to the prescribed due date. The Company expects to file its Form 10-Q on or before May 20, 2015.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jacob Frydman	(212)	388.6800
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒  Yes  ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes  ☐  No

As of March 31, 2015, the Company owned interests in four properties and one mortgage note receivable. As of March 31, 2014, the Company owned interests in two properties and one mortgage note receivable. As a result, the Company expects to report total revenues increased from $0.8 million for the quarter ended March 31, 2014 to $1.6 million for the quarter ended March 31, 2015. The Company expects to report total operating expenses increased from $0.6 million for the quarter ended March 31, 2014 to $1.6 million for the quarter ended March 31, 2015, a greater increase than the increase in total revenues due to increased depreciation and amortization ($0.2 million) as well as an increase in general and administrative expenses ($0.5 million) primarily due to an increase in professional fees. The Company expects to record a net loss of $0.01 million for the quarter ended March 31, 2014 as compared to a net loss of $0.6 million for the quarter ended March 31, 2015. The increase in net loss was due to the reasons noted above as well as a year over year increase in interest expense and amortization of deferred financing costs of $0.4 million.

United Realty Trust Incorporated
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2015	By:	/s/ Jacob Frydman
Name: Jacob Frydman
Title: Chief Executive Officer, Secretary and Chairman of the Board of Directors